UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83084J103(1)

(CUSIP Number)

Chi Sing HO

c/o IDG Capital Management (HK) Ltd.

Unit 5505, 55/F., The Center

99 Queen’s Road

Central, Hong Kong

Fax: 852-2529 1619

Tel: 852-25291016

With a copy to:

Howard Zhang

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of the Issuer.

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 85,264,048
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 85,264,048
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,717,962
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,453,914
	8.	Shared Voting Power 85,264,048
	9.	Sole Dispositive Power 97,453,914
	10.	Shared Dispositive Power 85,264,048
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,717,962
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital Investors L.P.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,495,992
	8.	Shared Voting Power 178,221,970
	9.	Sole Dispositive Power 4,495,992
	10.	Shared Dispositive Power 178,221,970
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,717,962
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.5%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons IDG-Accel China Capital GP Associates Ltd.
2.	Check The Appropriate Box If A Member of A Group (See instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See instructions) N/A
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) ☐
6.	Citizenship Or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 101,949,906
	8.	Shared Voting Power 80,768,056
	9.	Sole Dispositive Power 101,949,906
	10.	Shared Dispositive Power 80,768,056
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,717,962
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.5%
14.	Type of Reporting Person (See instructions) CO

CUSIP Number: 83084J103
1.	Name of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 182,717,962
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 182,717,962
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,717,962
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP Number: 83084J103
1.	Name of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 182,717,962
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 182,717,962
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,717,962
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.5%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 13, 2018, Amendment No. 2 to Schedule 13D filed with the SEC on November 15, 2019, Amendment No. 3 to Schedule 13D filed with SEC on January 21, 2020, Amendment No. 4 to Schedule 13D filed with SEC on May 26, 2020 and Amendment No. 5 to Schedule 13D filed with SEC on July 7, 2020 (together, the “Original Schedule 13D”), relating to the Ordinary Shares of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”) being filed jointly by IDG-Accel China Capital L.P., IDG-Accel China Capital Associates L.P., IDG-Accel China Capital Investors L.P., IDG-Accel China Capital GP Associates Ltd., Quan Zhou, and Chi Sing Ho (together, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of September 8, 2020. The Tender Agent has advised the Offeror Group that, as of immediately prior to the end of the Expiration Date, a total of 76,070,636 Ordinary Shares (including Ordinary Shares represented by ADSs) had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 18.1% of 419,546,494 outstanding Ordinary Shares of SKYS.  In addition, Notices of Guaranteed Delivery have been delivered for 8,523,620 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 2.0% of the outstanding Ordinary Shares of SKYS. The Tender Agent has further advised the Offeror Group that, as of 5:00 P.M., New York City time, on September 10, 2020, Notices of Guaranteed Delivery for 4,697,420 Ordinary Shares had been converted into validly tendered Ordinary Shares.

 The number of Ordinary Shares (including Ordinary Shares represented by ADSs) that had been validly tendered (and not validly withdrawn) pursuant to the Offer (excluding Ordinary Shares tendered pursuant to Notices of Guaranteed Delivery for which certificates or confirmations of book-entry transfer had not yet been received by the Tender Agent) immediately prior to the end of the Expiration Date satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived.  Promptly after the Expiration Date, Purchaser entered into the Loan Facility and accepted for payment all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the Offer.

As disclosed under the Form 6-K filed by SKYS on August 31, 2020, on August 28, 2020, the Company was informed that Hudson Capital had purportedly filed a winding up petition in respect of SKYS (the “Winding Up Petition”) with the Cayman court. Pursuant to the Companies Law (as amended) of the Cayman Islands, the Merger cannot be consummated for so long as the Winding Up Petition remaining outstanding, or if any order shall have been made or resolution adopted to wind up the Company (such proceedings, “Winding Up Proceedings”). The Offeror Group is monitoring the Winding Up Petition closely and intends to effect the Merger as promptly as practicable once any Winding Up Proceedings are no longer outstanding or in effect. At the effective time of the Merger, each outstanding Ordinary Share (other than those held by Offeror Group) will be converted into the right to receive $0.30 in cash per Ordinary Share, without interest and less any required withholding taxes; and each ADS issued and outstanding immediately prior to the effective time, together with the underlying Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive $6.00 in cash per ADS without interest and less any ADS cancellation fees and other related fees and withholding taxes. Instructions outlining the steps required to be taken to obtain the merger consideration will be provided to SKYS shareholders who did not tender their Ordinary Shares and/or ADSs in the Offer. Parent intends to cause all ADSs to be delisted from Nasdaq and Ordinary Shares deregistered under the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for each of the Reporting Persons. The following totals include shares owned beneficially by Square Limited and Square Acquisition Co. as a result of the consummation of the Offer, for which Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P. and Jolmo Solar Capital Ltd. will share dispositive and voting power pursuant to the arrangements contemplated by the A&R Consortium Agreement and Rollover Agreement.

Name	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
IDG-Accel China Capital L.P.(1)	182,717,962	43.6%	97,453,914	85,264,048	97,453,914	85,264,048
IDG-Accel China Capital Associates L.P.(2)	182,717,962	43.6%	97,453,914	85,264,048	97,453,914	85,264,048
IDG-Accel China Capital Investors L.P.(3)	182,717,962	43.6%	4,495,992	178,221,970	4,495,992	178,221,970
IDG-Accel China Capital GP Associates Ltd.(4)	182,717,962	43.6%	101,949,906	80,768,056	101,949,906	80,768,056
Quan Zhou(5)	182,717,962	43.6%	0	182,717,962	0	182,717,962
Chi Sing Ho(5)	182,717,962	43.6%	0	182,717,962	0	182,717,962

* Percentages are calculated based on 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P., (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (iii) 80,768,056 Ordinary Shares directly held by Square Acquisition Co. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital Investors L.P.

(2)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P., (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (iii) 80,768,056 Ordinary Shares directly held by Square Acquisition Co. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(3)	Includes (i) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P., (ii) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (iii) 80,768,056 Ordinary Shares directly held by Square Acquisition Co. IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, IDG-Accel China Capital Investors L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P.

(4)	Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P., (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (iii) 80,768,056 Ordinary Shares directly held by Square Acquisition Co. IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P. IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P. By virtue of such relationship, IDG-Accel China Capital GP Associates Ltd. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(5)	Includes 101,949,906 Ordinary Shares indirectly held by IDG-Accel China Capital GP Associates Ltd., consisting of (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P., (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (iii) 80,768,056 Ordinary Shares directly held by Square Acquisition Co. Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd. By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital GP Associates Ltd.

The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Issuer for persons who are members of the Consortium and therefore, together with the Reporting Persons, may form a group within the meaning of Section 13(d)(3) of the Securities Act.

	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Japan NK Investment K.K.	232,876,006	55.5%	0	232,876,006	0	232,876,006
PNF Investment Co., Ltd.	232,876,006	55.5%	0	232,876,006	0	232,876,006
Rui Chen	232,876,006	55.5%	0	232,876,006	0	232,876,006
Renewable Japan Co., Ltd.	232,876,006	55.5%	0	232,876,006	0	232,876,006
H&T Corporation	232,876,006	55.5%	0	232,876,006	0	232,876,006
Katsuhito Manabe	232,876,006	55.5%	0	232,876,006	0	232,876,006
IDG-Accel China Capital L.P.	182,717,962	43.6%	97,453,914	85,264,048	97,453,914	85,264,048
IDG-Accel China Capital Associates L.P.	182,717,962	43.6%	97,453,914	85,264,048	97,453,914	85,264,048
IDG-Accel China Capital Investors L.P.	182,717,962	43.6%	4,495,992	178,221,970	4,495,992	178,221,970
IDG-Accel China Capital GP Associates Ltd.	182,717,962	43.6%	101,949,906	80,768,056	101,949,906	80,768,056

Quan Zhou	182,717,962	43.6%	0	182,717,962	0	182,717,962
Chi Sing Ho	182,717,962	43.6%	0	182,717,962	0	182,717,962
Jolmo Solar Capital Ltd.	86,168,056	20.5%	5,400,000	80,768,056	5,400,000	80,768,056
CES Holding Ltd.	8,000,000	1.9%	8,000,000	0	8,000,000	0
Jiale Dai(1)	94,168,056	22.4%	0	94,168,056	0	94,168,056
Xiaoguang Duan(2)	97,968,056	23.3%	0	97,968,056	0	97,968,056
Jing Kang	3,800,000	0.9%	0	3,800,000	0	3,800,000
Bin Shi	14,759,480	3.5%	14,759,480	0	14,759,480	0
Sino-Century HX Investments Limited	4,940,901	1.2%	4,940,901	0	4,940,901	0
Kai Ding	9,109,320	2.2%	9,109,320	0	9,109,320	0
TCL Transportation Holdings Limited	936,680	0.2%	936,680	0	936,680	0
Esteem Venture Investment Limited	1,233,320	0.3%	1,233,320	0	1,233,320	0
Mamaya Investments Ltd	333,340	0.1%	333,340	0	333,340	0
Xanadu Investment Ltd. (H.K.)	1,400,000	0.3%	1,400,000	0	1,400,000	0
Abdullateef A. AL-Tammar	880,100	0.2%	880,100	0	880,100	0
Development Holding Company Ltd.	4,000,000	1.0%	4,000,000	0	4,000,000	0
Bjoern Ludvig Ulfsson Nilsson	494,200	0.1%	494,200	0	494,200	0
Square Limited	80,768,056	19.3%	80,768,056	0	80,768,056	0
Square Acquisition Co.	80,768,056	19.3%	80,768,056	0	80,768,056	0

* Percentages are calculated based on 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.

(1)	Dai is the sole shareholder of each of Jolmo and CES. Jolmo beneficially owns 86,168,056, or 20.5%, of the Company’s Ordinary Shares and CES beneficially owns 8,000,000, or 1.9%, of the Company’s Ordinary Shares, respectively. Accordingly, Dai may thereby be deemed to beneficially own 94,168,056 Ordinary Shares of the Company comprising (x) the 86,168,056 Ordinary Shares owned by Jolmo and (y) the 8,000,000 Ordinary Shares owned by CES, respectively.

(2)	Duan is the sole director of each of Jolmo and CES. Jolmo Solar directly owns 86,168,056, or 20.5%, of the Company’s Ordinary Shares and CES directly owns 8,000,000, or 1.3%, of the Company’s Ordinary Shares, respectively. In addition, Duan shares voting and/or dispositive power over the 3,800,000, or 0.9%, of the Company’s Ordinary Shares owned by Kang, his spouse. Accordingly, Duan may thereby be deemed to beneficially own 97,968,056 Ordinary Shares of the Company comprising (x) the 86,168,056 Ordinary Shares owned by Jolmo Solar, (y) the 8,000,000 Ordinary Shares owned by CES Holding and (z) the 3,800,000 Ordinary Shares owned by Kang, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2020

IDG-ACCEL CHINA CAPITAL L.P.
By: IDG-Accel China Capital Associates L.P., its General Partner
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.
By: IDG-Accel China Capital GP Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

QUAN ZHOU

/s/ QUAN ZHOU

CHI SING HO

/s/ CHI SING HO

IDG-ACCEL CHINA CAPITAL GP ASSOCIATES LTD.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-ACCEL CHINA CAPITAL ASSOCIATES L.P.

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory